
07001841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UST Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Washington Blvd., 6th Floor
(No. and Street)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Jersey City (City) New Jersey (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Doto (212) 852-3647
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2007
WASH, D.C.
185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I Robert Doto affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UST Securities Corp. (the "Company") for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 2-28-07 Date

President
Title



Notary Public

JENNY LEE
Notary Public, State of New York
No. 01LE6081505
Qualified in Kings County
Commission Expires October 07, 20 10

UST SECURITIES CORP.
(an indirect wholly-owned subsidiary of U.S. Trust Corporation)
(S.E.C. I.D. No. 8-29292)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2006
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

File pursuant to rule 17a-5(c)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
UST Securities Corp.

We have audited the following financial statements of UST Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UST Securities Corp. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of UST Securities Corp. as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2007

UST SECURITIES CORP.

(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets		
Cash and cash equivalents	$	5,010,222
Equipment and office facilities—net		18,949
Receivables for commissions and interest		96,263
Receivable from broker-dealer		226,573
Other assets		23,732
Total	$	5,375,739
Liabilities and stockholder's equity		
Liabilities		
Commissions payable	$	121
Due to affiliate		182,058
Accrued expenses and other liabilities		423,417
Total liabilities		605,596
Stockholder's equity		
Common stock, stated value $50 – 2,500 shares authorized—1,020 shares issued and outstanding		51,000
Additional paid-in capital		6,455,936
Accumulated Deficit		(1,736,793)
Total stockholder's equity		4,770,143
Total	$	5,375,739

See notes to financial statements.

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues		
Commissions	$	2,741,713
Interest revenue		219,394
Total		2,961,107
Expenses		
Compensation and benefits		929,701
Professional services		230,285
Commissions, clearance and floor brokerage		267,100
Occupancy and equipment		143,441
Other		739,187
Total		2,309,714
Net income before income taxes		651,393
Income taxes		221,651
Net income	$	429,742

See notes to financial statements.

UST SECURITIES CORP.

(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income	$	429,742
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		9,779
Decrease in deferred tax asset		85,848
Changes in operating assets and liabilities:		
Decrease in receivables for commissions and interest		16,438
Decrease in receivable from broker-dealer and other assets		82,446
Decrease in commissions payable		(647)
Decrease in accrued expenses and other liabilities		(283,335)
Decrease in due to affiliate		(164,740)
Net cash provided by operating activities		175,531
Net increase in cash and cash equivalents		175,531
Cash and cash equivalents, beginning of year		4,834,691
Cash and cash equivalents, end of year	$	5,010,222
SUPPLEMENTAL CASH FLOW DISCLOSURE -		
Taxes paid	$	421,183

See notes to financial statements.

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2005	$ 51,000	$ 6,455,936	$ (2,166,535)	$ 4,340,401
Net Income	-	-	429,742	429,742
Balance, December 31, 2006	$ 51,000	$ 6,455,936	$ (1,736,793)	$ 4,770,143

See notes to financial statements.

UST SECURITIES CORP.
(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UST Securities Corp. (the "Company") provides brokerage services to individuals and institutions located throughout the United States of America. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). All securities are cleared through National Financial Service LLC (a subsidiary of Fidelity Global Brokerage Group, Inc.) on a fully disclosed basis.

The following is a summary of the significant accounting policies:

a. *Basis of Presentation*—The Company is a wholly-owned subsidiary of United States Trust Company, National Association (the "Parent" or "Trust Company") which is a wholly-owned subsidiary of U.S. Trust Corporation (the "Corporation"). The Corporation is a wholly-owned subsidiary of The Charles Schwab Corporation ("CSC").

   These financial statements have been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Such estimates relate to useful lives of equipment, office facilities, and property; valuation of investments; valuation of employee stock options; fair value of financial instruments; allowance for doubtful accounts of brokerage clients; retirement and postretirement benefits; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates.

   On November 19, 2006, CSC entered into a definitive agreement with Bank of America Corporation ("Bank of America") pursuant to which Bank of America will acquire all of the outstanding common stock of U.S. Trust Corporation and thereby assume ownership of the Corporation and all its subsidiaries. The transaction is expected to close early in the third quarter of 2007.

b. *Income Taxes*—The Company's results of operations are included in the consolidated U.S. Federal income tax return of CSC. The Company uses the asset and liability method, in recording income tax expense. Federal income taxes are calculated as if the Company filed its income tax return on a separate-company basis. State income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax law.

c. *Cash and cash equivalents*—For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less from inception to be cash equivalents.

d. *Revenue Recognition*—Commissions and trading revenue from principal transactions are recognized on a trade-date basis. Interest is recognized as income when earned.

e. *Equipment and Office Facilities*—Equipment and office facilities are depreciated on a straight-line basis over the estimated useful lives of the assets of three to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the term of the lease. Equipment and office facilities are stated at cost net of accumulated depreciation and amortization of $269,402 at December 31, 2006. The depreciation and amortization expense for the year ended December 31, 2006 was $9,779 and is included in "other expenses" in the statement of income. Equipment and office facilities are reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

f. *Pension Plan*—The Corporation maintains a trustee managed, noncontributory, qualified defined benefit pension plan for the benefit of eligible U.S. Trust employees hired on or before December 31, 2001, the U.S. Trust Corporation Employees' Retirement Plan (the "Pension Plan"). Under the Pension plan, as amended, eligible employees earned a benefit under a new career average formula without an early retirement subsidy. Employees hired after December 31, 2001 receive an account balance benefit under the Pension Plan. Under this provision of the Pension Plan, eligible employees receive an annual credit of 5% of their total compensation to a hypothetical account which becomes vested in a graded manner over four years. The employee accounts earn interest on the accumulated balances.

The Corporation provides health care and life insurance benefits for certain active employees and certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued during the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement.

g. Estimated Fair Value of Financial Instruments—The Company considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value due to their short term nature.

h. Stock-based Compensation— The Company participates in CSC's stock incentive plans and records its allocated share of CSC's stock-based compensation expense. On January 1, 2006, CSC adopted Statement of Financial Accounting Standards No. 123 (revised 2004) – Share-Based Payment (SFAS No. 123R) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment arrangements including employee and director stock option and restricted stock awards. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB No. 107) relating to certain issues surrounding the implementation of SFAS No. 123R. In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123R-3 – Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.

CSC adopted SFAS No. 123R using a modified prospective transition method, under which this accounting standard applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006 and prior periods are not restated. Additionally, compensation cost is recognized for the unvested portion of awards outstanding on January 1, 2006 over their remaining vesting period. As a result of the adoption of SFAS No. 123R, the Company's income before taxes and net income for the year ended December 31, 2006, were $5,646 and $3,670 lower, respectively, than under CSC's previous accounting method for share-based compensation.

Stock-based compensation expense for 2006 is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on CSC's historical forfeiture experience and revised in subsequent periods if actual

forfeitures differ from those estimates. CSC has elected to adopt the alternative transition method provided in the FASB Staff Position No. FAS 123R-3 for calculating the tax effects of stock-based compensation.

Long-term incentive compensation — Eligible officers may receive cash long-term incentive plan units under a long-term incentive plan (LTIP). These awards are restricted from transfer or sale and generally vest annually over a three- to four-year period. Each award provides for a one-time cash payment for an amount that varies based upon CSC's cumulative earnings per share (EPS) over the respective performance period of each grant. The Company accrues the estimated total cost for each grant on a straight-line basis over each LTIP's vesting period, with periodic cumulative adjustments to expense as estimates of the total grant cost are revised.

i. *New Accounting Standards*—The following new accounting pronouncements have been adopted by the Company or will be adopted by the Company as these new accounting standards become effective.

SFAS No. 154 – Accounting Changes and Error Corrections was issued in May 2005 and was effective beginning January 1, 2006. SFAS No. 154 generally requires retrospective application to prior periods' financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have a material impact on the Company's financial position, results of operations or cash flows.

SFAS No. 155 – Accounting for Certain Hybrid Financial Instruments was issued in February 2006 and is effective for all financial instruments acquired or issued after December 31, 2006. SFAS No. 155 allows financial instruments that contain an embedded derivative to be accounted for as a whole (i.e., eliminating the need to account for the embedded derivative separately) if an election is made to report the whole instrument on a fair value basis. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

SFAS No. 157 – Fair Value Measurements was issued in September 2006 and is effective beginning January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

SFAS No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 was issued in February 2007. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective as of the beginning of the Company's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the Company also elects to apply the provisions of SFAS No. 157, Fair Value Measurements. The Company does not expect the adoption of SFAS No. 159 to have a material impact on the Company's financial condition.

Financial Accounting Standards Board Interpretation (FIN) No. 48 – Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109, was issued in July 2006 and is effective

beginning January 1, 2007. FIN No. 48 provides new requirements for the recognition, measurement, and disclosure in the financial statements of a tax position taken or expected to be taken in a tax return when there is uncertainty about whether that tax position will ultimately be sustained. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of a money market mutual fund with a market value of $4,712,456 and other cash and cash equivalents of $297,766 at December 31, 2006.

3. RENTAL COMMITMENTS

The Company conducts its business from office space that is leased by its Parent in Jersey City, New Jersey. The lease expires in 2015 and is renewable for a five year period. The Company's obligation for future minimum rental payments under leased rental space is as follows:

Year Ending December 31		Minimum Rentals
2007	$	63,400
2008		63,400
2009		63,400
2010		66,006
2011		66,874
Later years		234,063
Total minimum rental payments	$	557,143

Rent expense for the year ended December 31, 2006 amounted to $131,423 and is included in "occupancy and equipment" in the statement of income.

4. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $4,633,213, which was $4,583,213 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

The Company is exempt from the provisions of SEC Rule 15c-3 pursuant to paragraph (k)(2)(ii) as an introducing broker, clearing all security transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmitting all customer funds and securities to such clearing broker-dealer.

5. INCOME TAXES

Income taxes are as follows:

	2006
Current:	
Federal	$ 133,112
State and local	2,691
Total current income taxes	135,803
Deferred:	
Federal	85,848
State and local	-
Total deferred income taxes	85,848
Total	$ 221,651

The temporary differences that created a net deferred tax asset included in "other assets" is detailed below:

	2006
Deferred tax asset:	
Employee benefits	$ 18,217
Deferred tax liability:	
Premises and equipment	(3,722)
Net deferred tax asset	$ 14,495

The Company determined that no valuation allowances against deferred tax assets at December 31, 2006 and 2005 were necessary.

At December 31, 2006, the amount payable by the Company to the Corporation for Federal income taxes was $2,884 and is included in the "due to affiliate" caption in the statement of financial condition.

6. RELATED-PARTY TRANSACTIONS

Pursuant to a service agreement, U.S. Trust Technology and Support Services, Inc. ("TSSI") and the Parent provide certain operating and other administrative support services to the Company. Such services include payroll, accounting, and administration of health and other employee benefit plans. For the year ended December 31, 2006, the Company paid $163,056 to TSSI which is included in the "professional services" caption of the statement of income and $401,718 to the Parent for these services, which is included in the "other expense" caption of the statement of income.

7. EMPLOYEE BENEFIT AND PERFORMANCE COMPENSATION PLANS

Pension and Other Postretirement Benefits— Under U.S. Trust's trusteed, noncontributory, qualified defined benefit pension plan, the benefit obligation and related plan assets are based on certain estimates – years of employee service, rate of increase in salary, discount rate and expected rate of return on plan assets – which are made by management with recommendations by actuaries. In addition to the years of employee services, rate of increase in salary, and discount rate, U.S. Trust's postretirement medical and life insurance benefit obligation is based on the health care cost trend rate which is an actuarial estimated rate of future increases in per capita cost of health care benefits.

Included in compensation and benefits is expense for pension benefits of $12,486 for the year ended December 31, 2006.

Performance Compensation Plans—The Corporation sponsors a 401(k) Plan (the "401(k) Plan"), covering all employees who satisfy a one-year service requirement. Depending upon the Corporation satisfying certain profitability criteria and other factors, eligible employees receive merit-based annual awards calculated as a percentage of such employees' compensation. Employees of the Company may receive awards under the Corporation's performance compensation plans. Awards to officers and other employees are governed by the terms of the Annual Incentive Plan ("AIP").

Stock Incentive Plans—Employees, officers, and directors of the Company participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2006, CSC was authorized to grant up to 36 million common shares under its existing stock incentive plans.

As of December 31, 2006, there was $135 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock option and restricted stock awards, which is expected to be recognized through 2011 with a remaining weighted-average period of 2.0 years.

Stock Option Plans—CSC's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to four-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

CSC's stock option activity (including options held by employees of discontinued operations) is summarized below:

Amounts in Millions, Except Per Share Data	Average Number of Options	Weighted-Remaining Exercise Price per Share	Weighted-Average Aggregate Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	115	$ 15.33		
Granted	6	$ 18.76		
Exercised	(24)	$ 10.67		
Forfeited	(2)	$ 10.29		
Expired	(6)	$ 25.13		
Outstanding at December 31, 2006	89	$ 16.22	3.97	$ 434
Vested and exercisable at December 31, 2006	79	$ 16.40	3.69	$ 387

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

The weighted-average fair value of options granted during 2006 was $5.43 per share. Cash received from options exercised for 2006 was $252 million. The total tax benefits recognized from the exercise of employee stock options during 2006 was $57 million. The total intrinsic value of options exercised during 2006 was $149 million.

Management uses a binomial option pricing model for all options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate future option exercise probability. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model. The assumptions used to value CSC's options and their expected life were as follows:

	2006
Weighted-average expected dividend yield	0.46%
Weighted-average expected volatility	29.0%
Weighted-average risk-free interest rate	4.7%
Expected life (in years)	2.5 – 5.8

Restricted Stock Plans – CSC's stock incentive plans provide for granting restricted stock awards to employees and officers. Restricted stock awards are restricted from transfer or sale and generally vest annually over a four-year period, but some vest based upon CSC or one of its subsidiaries achieving certain financial or other measures. The fair value of restricted stock awards is based on the market price of CSC's stock on the date of grant and is generally amortized to restricted stock expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards that vested during 2006 was $55 million.

CSC's restricted stock awards activity (including awards held by employees of discontinued operations) is summarized below:

Amounts in Millions, Except Per Share Data	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Outstanding at December 31, 2005	8	$ 11.76
Granted	5	$ 17.79
Vested	(3)	$ 11.16
Forfeited	(1)	$ 12.46
Outstanding at December 31, 2006	9	$ 15.06

A summary of the Company's share of CSC's stock-based compensation expense and related income tax benefit for the year ended December 31, 2006 is as follows:

	2006
Stock option expense	$ 5,874
Restricted stock expense	9,619
Total stock-based compensation [1]	$ 15,493
Income tax benefit on stock-based compensation	$ (5,423)

[1] Amount represents less than 1% of CSC's consolidated total stock-based compensation expense.

Long-term Incentive Plans ("LTIP") – Eligible officers may receive LTIP units and restricted stock under a long-term incentive program. These awards are restricted from transfer or sale and generally vest annually over a three- to four-year performance period. The cash payout of the LTIP units, which may range from $0 to $4 per unit, will be made following the end of the performance period based upon CSC achieving certain cumulative EPS levels.

The Company's share of CSC's LTIP unit information at December 31, 2006 is as follows:

LTIP units outstanding at year end	62,500
LTIP unit compensation expense in the period ended December 31, 2006	$73,200
LTIP liability at year-end	$115,000

8. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's clearing broker, National Financial Service LLC, is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2006, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customers' securities transactions. These activities may expose the Company to risk of loss in the event that the clearing broker is unable to fulfill the terms of the contracts.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS No. 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS No. 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

* * * * * *

UST SECURITIES CORP.

(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2006

3.	Total stockholder's equity	$ 4,770,143
6.	Deductions and/or charges:	
	A. Nonallowable assets	
	Other assets	23,732
	Equipment and office facilities—net	18,949
8.	Net capital before haircuts on securities position	4,727,462
9.	Haircuts on cash and cash equivalents:	
	Money market mutual funds	94,249
10.	Net capital	$ 4,633,213

Computation of basic net capital requirement

11.	Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 40,373
12.	Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000
14.	Excess net capital	$ 4,583,213

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness from balance sheet	$ 605,596
20.	Ratio of aggregate indebtedness to net capital	0.13

Reconciliation with the Company's computation included in Part II of Form X-17a-5 as of December 31, 2006

Net capital, as reported in the Company's Part II (unaudited) FOCUS report filed on January 25, 2007	$ 4,464,065
Tax adjustments including adjustments to nonallowable assets	169,148
Net Capital per above	$ 4,633,213

UST SECURITIES CORP.

(An indirect wholly-owned subsidiary of U.S. Trust Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

The Company does not carry any customer accounts and is exempt from the provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
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USA

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www.deloitte.com

February 27, 2007

UST Securities Corp.
499 Washington Blvd., 6th Floor
Jersey City, New Jersey 07310

In planning and performing our audit of the financial statements of UST Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of U.S. Trust Corporation, as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.(25) We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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